UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 27, 2015

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26 boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-202409) OF ARCELORMITTAL AND THE PROSPECTUS INCORPORATED THEREIN.

ArcelorMittal is providing on this Form 6-K, its table of capitalization and indebtedness as of March 31, 2015 and its computation of the ratio of earnings to fixed charges for each of the five years ended December 31, 2014, 2013, 2012, 2011 and 2010 and the three months ended March 31, 2015, certain recent developments and its results for the first quarter of 2015.

Exhibit List

Exhibit No.	Description

Exhibit 12.1	Computation of the Ratio of Earnings to Fixed Charges

Exhibit 99.1	Table of Capitalization and Indebtedness

Exhibit 99.2	Ratio of Earnings to Fixed Charges

Exhibit 99.3	Recent Developments

Exhibit 99.4	ArcelorMittal’s Results for the First Quarter of 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2015

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary

Exhibit Index

Exhibit No.	Description

Exhibit 12.1	Computation of the Ratio of Earnings to Fixed Charges

Exhibit 99.1	Table of Capitalization and Indebtedness

Exhibit 99.2	Ratio of Earnings to Fixed Charges

Exhibit 99.3	Recent Developments

Exhibit 99.4	ArcelorMittal’s Results for the First Quarter of 2015